

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2018

George S. Davis
Executive Vice President and Chief Financial Officer
QUALCOMM Inc.
5775 Morehouse Dr.
San Diego, CA 92121-1714

> **Re: QUALCOMM Inc.**
> **Form 10-K for the Fiscal Year Ended September 24, 2017**
> **Filed November 1, 2017**
> **Form 10-Q for the Fiscal Quarter Ended March 25, 2018**
> **Filed April 25, 2018**
> **File No. 000-19528**

Dear Mr. Davis:

We have reviewed your April 18, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2018 letter.

Form 10-Q for the Fiscal Quarter Ended March 25, 2018

Note 6. Commitments and Contingencies, page 15

1. We note your response to prior comment 1. Based on your disclosures in the Form 10-Q, you have been aware of the Icera Complaint involving baseband chipsets since June 2010. In December 2015, the EC expressed a preliminary view that you engaged in predatory pricing practices between 2009 and 2011. Your response letter indicates that you do not have "any information to form a judgement as to whether a fine will be imposed, and if so, the amount of any such fine". Estimates of reasonably possible losses

are by definition, imprecise and do not require estimation with precision. Please explain why you are unable to estimate any reasonably possible losses for this matter despite the length of time that has passed since you became aware of this complaint. Please tell us how your assessment process for estimating reasonably possible losses considered the €997 million fine imposed on you by the EC in January 2018 for a different matter that also involved alleged violations of competition rules related to baseband chipsets.

2.   We note your response to our prior comment 1. Please revise your future filings to disclose that the Consumer Class Action Lawsuit is now in the discovery stage and explain how long you anticipate this stage will last. Please supplementally tell us when you expect the potential plaintiff class to be certified and clarify if you anticipate that knowing the number and identity of potential plaintiffs will enable you to estimate a reasonably possible range of loss in the near term.

3.   We note your response to our prior comment 1. In light of the assessment procedures that you undertake each quarter to evaluate pending and threatened legal matters, please tell us why you were unable to determine a range of reasonably possible losses for the KFTC, TFTC and EC investigations as of the end of the quarter immediately preceding the assessment of fines. We would expect that as each of these investigations progressed, more information would have become available that would have helped you develop a range of reasonably possible losses in excess of any amounts already accrued.

You may contact Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.

Division of Corporation Finance
Office of Telecommunications